Zhong Yang Financial Group Limited

118 Connaught Road West

Room 1101

Hong Kong

December 23, 2021

Via Edgar

Mr. Lory Empie

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Zhong Yang Financial Group Limited Amendment No. 3 to Registration Statement on Form F-1 Filed December 10, 2021 File No. 333-259441

Dear Mr. Empie,

This letter is in response to the letter dated December 22, 2021, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Zhong Yang Financial Group Limited (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Amendment”) is being submitted to accompany this letter.

Amendment No. 3 to Form F-1

Cover Page

1. Please disclose here whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that our auditor, Friedman LLP, the independent registered public accounting firm that issues the audit report included in the prospectus part of the Amendment, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess Friedman LLP’s compliance with applicable professional standards. Friedman LLP is headquartered in Manhattan, New York with no branches or offices outside the United States and has been inspected by the PCAOB on a regular basis with the last inspection in June 2018. Therefore, we believe that, as of the date of this response letter, our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021 relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the People’s Republic of China (“PRC”) or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong. We have revised the cover page of the Amendment and referenced to the risk factor entitled “Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act (the “HFCA Act”), if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditors for three consecutive years beginning in 2021. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 17 of the Amendment.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

/s/ Ka Fai Yuen
Name:	Ka Fai Yuen
Title:	Chief Executive Officer and Director